SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

                            SCHEDULE 13D/A

              Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*

                    Tangible Asset Galleries, Inc.
                           (Name of Issuer)

                    Common Stock, $.001 par value
                    (Title of Class of Securities)

                             875494 10 6
                            (CUSIP Number)

                          M. Richard Cutler
                          Cutler Law Group
               610 Newport Center Drive, Suite 800,
               Newport Beach, CA 92660 (949)719-1977
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notice and Communications

                           April 10, 2002
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)
or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                             SCHEDULE 13D

CUSIP NO. 875494 10 6

1. NAME OF REPORTING PERSONS - I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS (entities only):

        Silvano A. DiGenova

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        _________A
        _________B

3.      SEC USE ONLY:

4.      SOURCE OF FUNDS: PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e):

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Mr. DiGenova is a citizen of the United States.

7.      SOLE VOTING POWER  31,617,041

8.      SHARED VOTING POWER  0

9.      SOLE DISPOSITIVE POWER    31,617,041

10.     SHARED DISPOSITIVE POWER  0

11.     AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON: 31,617,041

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:  [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.14%

14.     TYPE OF REPORTING PERSON   IN

ITEM 1.           Security and Issuer.

                  Common Stock, $0.001 par value, of Tangible Asset Galleries, Inc. 3444 Via Lido, Newport Beach, CA 92663

ITEM 2.           Identity and Background.

                  This statement is filed on behalf of:

1.                (a) Name:                   Silvano A. DiGenova

                  (b) Business Address:       3444 Via Lido
                                              Newport Beach, CA
                                              92663

                  (c) Principal Occupation:   Chief Executive Officer,
                                              Secretary
                                              and Chairman of Issuer.

                  (d) During the last five years, Silvano A. DiGenova
                      has not been convicted in a criminal proceeding.

                  (e) During the last five years, Silvano A. DiGenova
                      has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                  (f) Citizenship:  United States

ITEM 3.           Source and Amount of Funds or Other Consideration.

                         On April 25, 2002, Mr. DiGenova acquired 400,000 shares
                    of the Issuer's Series B $1.00 Convertible Preferred Stock and a warrant to purchase 4,000,000 shares of common stock in exchange for the forgiveness of $400,000 owed to Mr.
                    DiGenova by the Issuer. Each share of Series B $1.00 Convertible Preferred stock is convertible into shares of the Issuer's common stock at the rate of $0.10 subject to certain anti-dilution provisions at the election of the holder.

                         On  April  25, 2002, Mr. DiGenova acquired 7,000 shares
                    of the Issuer's Series C $100 9% Redeemable Convertible Preferred Stock in exchange for $700,000 owed to Mr. DiGenova by the Issuer. The Series C Convertible Preferred is convertible into shares of the Issuer's Common Stock at the rate of $0.22 per share subject to certain anti-dilution provisions at the election of the holder.
..


ITEM 4.           Purpose of Transaction.

                         On  April 10, 2002, the Issuer entered into a financing
                    agreement for the sale of 3,000,000 shares of its Series B $1.00 convertible preferred stock ("Series B Convertible Preferred") and three warrants, each to purchase 10,000,000 shares of common stock of the Company (the "Warrants") to an unrelated third-party investor. Each share of the Series B Convertible Preferred has no dividends but is convertible into shares of common stock at the rate of $0.10 subject to certain anti-dilution provisions at the option of the holder. The Warrants are exercisable for five years at the option of the holder with exercise prices of $0.10, $0.15 and $0.25 per share, respectively. As a condition to the financing, the agreement required that Mr. DiGenova restructure $1,100,000 owed to Mr. DiGenova by the Issuer into 400,000 shares of the Series B Convertible Preferred and a warrant to purchase 4,000,000 common shares of the Company and 7,000 shares of Series C $100 9 % Redeemable Convertible preferred stock (the "Series C Convertible Preferred") to the Company's Chief Executive Officer and Chairman, Mr. Silvano DiGenova in exchange for $700,000 owed to Mr. DiGenova by the Company. The Series C Convertible Preferred is convertible into shares of common stock at the rate of $0.22 per share subject to certain anti-dilution provisions at the option of the holder.


ITEM 5.           Interest in Securities of the Issuer

                         Of  the  41,211,463 shares of Common Stock outstanding,
                    Silavano A. DiGenova has sole dispositive power over 15,486,000 shares of common stock; 8,949,223 shares of common stock underlying options and warrants; 4,000,000 shares of common stock underlying 400,000 shares of the Issuer's Series B Preferred Stock; and 3,181,818 shares of common stock underlying the Issuer's Series C Preferred
                    Stock. The options, warrants, Series B and Series C preferred stock are all exercisable within 60 days of this statement and therefore, under the rules of the Commission, represent 55.14% of the total outstanding. The Series B and C Preferred Stock were acquired on April 10, 2002 as described in Item 4, above.

ITEM 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  See Item 4.


ITEM 7.           Materials to be Filed as Exhibits.

                    1* Securities Purchase Agreement by and Between the Issuer and Stanford Venture Capital Holdings, Inc.

                    2* Securities Purchase Agreement by and Between the Issuer and Silvano DiGenova

                    _________________
                    * Incorporated by reference to exhibits 10.1 and 10.2 of the Issuer's Current Report on Form 8-K filed with the Commission on April 24, 2002.

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                              SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2002
                                              /s/Silvano A. DiGenova
                                              Silvano A. DiGenova